Filed Pursuant to Rule 433

Registration Statement No. 333-171965

Registration Statement No. 333-171965-01

February 7, 2012

NOBLE HOLDING INTERNATIONAL LIMITED

UNCONDITIONALLY GUARANTEED BY

NOBLE CORPORATION (CAYMAN ISLANDS)

2.50% SENIOR NOTES DUE 2017

3.95% SENIOR NOTES DUE 2022

5.25% SENIOR NOTES DUE 2042

Issuer:	Noble Holding International Limited

Guarantor:	Noble Corporation (Cayman Islands)

	SENIOR NOTES DUE 2017	SENIOR NOTES DUE 2022	SENIOR NOTES DUE 2042

Security Description:	2.50% Senior Notes due 2017	3.95% Senior Notes due 2022	5.25% Senior Notes due 2042

Principal Amount:	$300,000,000	$400,000,000	$500,000,000

Maturity Date:	March 15, 2017	March 15, 2022	March 15, 2042

Benchmark Treasury:	0.875% due January 2017	2.000% due November 2021	3.750% due August 2041

Benchmark Treasury Yield:	0.812%	1.979%	3.123%

Spread to Benchmark Treasury:	+170 bps	+200 bps	+215 bps

Yield to Maturity:	2.512%	3.979%	5.273%

Coupon:	2.500%	3.950%	5.250%

Initial Price to Public:	99.941% per Senior Note	99.756% per Senior Note	99.647% per Senior Note

Proceeds to Issuer before expenses:	$298,023,000	$396,424,000	$493,860,000

Optional Redemption Provisions:	Make-whole call at any time at a discount rate of Treasury plus 25 bps	Make-whole call at any time at a discount rate of Treasury plus 30 bps	Make-whole call at any time at a discount rate of Treasury plus 35 bps

CUSIP / ISIN:	65504L AH0 / US65504LAH06	65504L AJ6 / US65504LAJ61	65504L AK3 / US65504LAK35

Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing on September 15, 2012 (long first coupon)

Trade Date:	February 7, 2012

Settlement Date:	February 10, 2012

Ratings* (S&P/Moody’s):	BBB+ (stable outlook) / Baa1 (negative outlook)

Legal Format:	SEC Registered

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Barclays Capital Inc. HSBC Securities (USA) Inc. SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC

Co-Managers:	Credit Suisse Securities (USA) LLC

BNP Paribas Securities Corp.

Mitsubishi UFJ Securities (USA), Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Deutsche Bank Securities Inc.

DNB Markets, Inc.

Goldman, Sachs & Co.

Lloyds Securities Inc.

Standard Chartered Bank

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you a copy of the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, HSBC Securities (USA) Inc. toll-free at 1-866- 811-8049, SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.